Mail Stop 3010

September 2, 2009

Mr. Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc., the General Partner of Icahn
      Enterprises L.P.
Icahn Enterprises L.P.
767 Fifth Street, Suite 4700
New York, NY 10153

      Re: Icahn Enterprises L.P.
              Form 10-K for fiscal year ended December 31, 2008
              Filed March 4, 2009
              Form 10-K/A for the fiscal year ended December 31, 2008
              Filed August 4, 2009
              File No. 1-9516

Dear Mr. Ragone:

      We have reviewed your amended Form 10-K for the fiscal year ended December 31, 2008, in response to our letter dated June 23, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Changes in Equity and Comprehensive Income, page 45

1.   We note in your amended Form 10-K that the amount of Accumulated other comprehensive (loss) income as of December 31, 2008 changed from the amount previously reported. Please provide to us an explanation for the change in the disclosed amount.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief